January 30, 2020	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Tonya K. Aldave and Dietrich King

Re:	Beam Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 17, 2020
Amendment No. 2 to Registration Statement on Form S-1
Filed January 27, 2020
File No. 333-233985

Ladies and Gentlemen:

On behalf of Beam Therapeutics Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Amendment No. 2 to the Registration Statement as filed on January 27, 2020 (“Amendment No. 2”), are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments.

In addition, we are providing the following responses to the comment letter from the Staff dated January 29, 2020 regarding Amendment No. 2. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Amendment No. 2 to Registration Statement on Form S-1

Dilution, page 92

1.

Please provide us calculations supporting “Pro forma net tangible book value per share of common stock as of September 30, 2019” of $3.24 per share and “Pro forma as adjusted net tangible book value per share of common stock after the offering” of $4.78 per share. Also,

- 2 -	January 30, 2020

explain your basis for including redeemable convertible stock of $298,786 in determining “Historical net tangible book value per share of common stock at September 30, 2019.” In addition, explain your basis for including 3,043,669 shares of unvested restricted stock that is “not issued and outstanding for accounting purposes and not included in our consolidated financial statements.” Refer us to the technical guidance upon which you relied and revise your presentation accordingly.

Response to Comment 1: In response to the Staff’s comment, the Company has revised the Registration Statement on pages 92 and 93 to exclude redeemable convertible stock of $298,786 in determining “Historical net tangible book deficit per share of common stock at September 30, 2019” and to exclude the 3,043,669 shares of unvested restricted from the calculations of “Historical net tangible book value per share of common stock as of September 30, 2019,” “Pro forma net tangible book value per share of common stock as of September 30, 2019,” and “Pro forma as adjusted net tangible book value per share of common stock after the offering.”

In response to the Staff’s comment, below are the calculations supporting the revised calculation of “Historical net tangible book deficit per share”, “Pro forma net tangible book value per share of common stock as of September 30, 2019” and “Pro forma as adjusted net tangible book value per share of common stock after the offering.”

Historical net tangible deficit per share
Total Assets	$170,553
Less: Total Liabilities	(43,832)
Less: Preferred Stock	$(298,786)

Net Tangible Book Value	$(172,065)
Common Stock outstanding as of September 30, 2019	6,903,654	(excludes 3,043,669 unvested restricted shares	)

Historical net tangible deficit per share as of September 30, 2019	$(24.92)

Proforma net tangible book value per share
Total Assets	$170,553
Less: Total Liabilities	(43,832)

Net Tangible Book Value	$126,721

Common Stock outstanding as of September 30, 2019	6,903,654	(excludes 3,043,669 unvested restricted shares	)
Preferred Stock	29,127,523

Total Proforma common stock outstanding	36,031,177
Proforma net tangible book value per share as of September 30, 2019	$3.52

Proforma as adjusted net tangible book value per share after this offering
Total Assets	$170,553
Less: Total Liabilities	(43,832)
Offering Proceeds	89,750

Net Tangible Book Value	$216,471

Common Stock outstanding as of September 30, 2019	6,903,654	(excludes 3,043,669 unvested restricted shares	)
Preferred Stock	29,127,523
Shares Offered	6,250,000

Total Proforma as adjusted common stock outstanding	42,281,177

Proforma as adjusted net tangible book value per share after this offering	$5.12

General

2.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

- 3 -	January 30, 2020

Response to Comment 2: The Company acknowledges the Staff’s comment and advises that the Company’s forum selection provision as revised explicitly does not apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, the Company has revised its amended and restated certificate of incorporation and pages 84 and 222 of the Registration Statement to clarify that this provision does not apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company undertakes to include similar disclosure in its Annual Report on Form 10-K and any other applicable future filings with the Commission.

*    *    *    *    *

Please do not hesitate to call me at 617-951-7826 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc Rubenstein

Marc A. Rubenstein

cc:	John Evans (Beam Therapeutics Inc.)

Thomas J. Danielski (Ropes & Gray LLP)